FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL UTILIZED AN UNSECURED TURKISH LIRA DENOMINATED LOAN

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

Turkcell, parallel to the positive macro economic developments, has signed a loan agreement with WestLB A.G. London branch to provide an unsecured Turkish Lira denominated TRY50 million facility in order to decrease its borrowing costs, reduce foreign currency exposure of its balance sheet and extend the duration of its debt portfolio. This working capital and investment facility has a cost of 6 months TRY Libor minus 15 basis points and a maturity of 3 years. The principal payments of the facility will be made semi annually in 6 equal installments.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 26.08.2005, 9:00	Koray Ozturkler Investor Relations 26.08.2005, 9:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

FITCH UPGRADED TURKCELL’S LOCAL CURRENCY RATING

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

The international rating company, Fitch, has upgraded Turkcell’s Senior Unsecured local currency rating to BB from BB- and assigned it a Stable Outlook. Moreover, Fitch confirmed its rating of Turkcell’s Senior Unsecured foreign currency rating of BB-.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 25.08.2005, 9:30	Koray Ozturkler Investor Relations 25.08.2005, 9:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL BoD DECISION DATED AUGUST 24, 2005

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

On August 24, 2005, the Board of Directors of Turkcell, resolved to approve Turkcell’s participation in the capital increase of its wholly owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Holding”), amounting to 50,000,000 TRY, and increase its share in Turktell Holding from TL 69,999,996,000,000 to YTL 119,999,996 in this respect.

Turkcell’s contribution to this capital increase shall be met from the capital advance payments made to Turktell Holding with respect to its contribution to Euroasia Telecommunications Holdings B.V.’s capital increase.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 25.08.2005, 9:30	Koray Ozturkler Investor Relations 25.08.2005, 9:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 26, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer